United States
Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FIVE STAR QUALITY CARE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

33832D106
(CUSIP Number)

Eller & Detrich, P.C.	Akin Gump Strauss Hauer & Feld LLP
Attn: Philip J. Eller, Esq.	Attn: Jeffrey L. Kochian, Esq.
2727 East 21st Street, Suite 200	One Bryant Park
Tulsa, Oklahoma 74114	New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33832D106

(1) Names of reporting persons
William F. Thomas

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC only

(4) Source of funds (see instructions)
PF, OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of origination
United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power
320,511

(8) Shared voting power
2,799,242

(9) Sole dispositive power
320,511

(10) Shared dispositive power
2,799,242

(11) Aggregate amount beneficially owned by each reporting person
3,119,753

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11)
6.3%

(14) Type of reporting person (see instructions)
IN

CUSIP No. 33832D106

(1) Names of reporting persons
Robert D. Thomas

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC only

(4) Source of funds (see instructions)
PF, OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of origination
United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power
0

(8) Shared voting power
3,022,076

(9) Sole dispositive power
0

(10) Shared dispositive power
3,022,076

(11) Aggregate amount beneficially owned by each reporting person
3,022,076

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11)
6.1%

(14) Type of reporting person (see instructions)
IN

CUSIP No. 33832D106

(1) Names of reporting persons
Gemini Properties

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC only

(4) Source of funds (see instructions)
WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of origination
Oklahoma, United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power
0

(8) Shared voting power
1,915,164

(9) Sole dispositive power
0

(10) Shared dispositive power
1,915,164

(11) Aggregate amount beneficially owned by each reporting person
1,915,164

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11)
3.9%

(14) Type of reporting person (see instructions)
PN

CUSIP No. 33832D106

Amendment No. 3 to Schedule 13D

The following constitutes Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission by William F. Thomas, Robert D. Thomas and Gemini Properties (collectively, the “Reporting Persons”) on December 2, 2015, as amended by Amendment No. 1 filed on December 15, 2015 and Amendment No. 2 filed on March 1, 2016. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 5(a) is incorporated by reference into this Item 3.

The 320,511 shares of Common Stock of the Issuer held by William F. Thomas and the 2,150 shares of Common Stock of the Issuer held in an individual retirement fund of a family member of William F. Thomas were purchased using the personal funds of William F. Thomas and his family members at a total cost of $921,756. The 20,000 shares of Common Stock of the Issuer held by a donor advised charitable fund for which William F. Thomas may be deemed to be a beneficial owner were purchased at a total cost of $99,230 by the donor advised charitable fund with personal funds of William F. Thomas and his family members which were donated to such donor advised charitable fund.

The 39,800 shares of Common Stock of the Issuer held in certain investment funds of Robert D. Thomas’ family members and the 18,500 shares of Common Stock of the Issuer held by a family trust account for which Robert D. Thomas may be deemed to be a beneficial owner were purchased using the personal funds of Robert D. Thomas and his family members at a total cost of $163,992. The 186,684 shares of Common Stock of the Issuer held by certain donor advised charitable funds for which Robert D. Thomas may be deemed to be a beneficial owner were purchased by the donor advised charitable funds with personal funds of Robert D. Thomas and his family members which were donated to such donor advised charitable funds or purchased with the personal funds of Robert D. Thomas and his family members and donated to such donor advised charitable funds at a total cost of $937,514.

The 1,915,164 shares of Common Stock of the Issuer which are held by Gemini Properties were purchased with the working capital of Gemini Properties at a cost of $5,672,761.

The 861,928 shares of Common Stock of the Issuer which are held by a donor advised charitable fund and may be deemed to be beneficially owned by William F. Thomas and/or Robert D. Thomas were purchased at a total cost of $3,228,470 with personal funds of William F. Thomas, Robert D. Thomas, and their respective immediate family members which were donated to such donor advised charitable fund.

Item 4.  Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On July 25, 2016, an affiliate of the Reporting Persons issued a letter to the shareholders of the Issuer (the “Letter to Shareholders”) outlining the Reporting Persons’ concerns with aspects of the Issuer’s recent sale/leaseback transaction (the “Sale/Leaseback”) and management fee changes and with the independence of the Issuer’s Board of Directors (the “Board”).  In addition, the Reporting Persons in the Letter to Shareholders expressed their continued

belief that the best strategies to generate the long-term cash flow growth that is required for improved market value are to (i) monetize the Issuer’s owned assets to properly recapitalize its balance sheet; (ii) de-leverage off-balance sheet lease obligations; and (iii) reinvest significantly in existing leased communities.

Although the Reporting Persons state that they were encouraged by the Issuer’s effort to monetize a portion of its owned assets represented by the Sale/Leaseback, the Reporting Persons state in the Letter to Shareholders that they were concerned with the increase in leverage and subsequent decrease in cash flow resulting from the Sale/Leaseback.  The Reporting Persons in the Letter to Shareholders question whether the Issuer’s management conducted an independent, third-party sales process of the portfolio subject to the Sale/Leaseback to ensure maximum fair market value prior to closing the Sale/Leaseback with Senior Housing Properties Trust (“SNH”), the Issuer’s largest landlord and also an affiliate of The RMR Group LLC (“RMR”), the Issuer’s external manager.  The Reporting Persons state that while the economics of the Sale/Leaseback appear to benefit both RMR and SNH, the benefits to the Issuer appear to be much less attractive.  The Reporting Persons do not know the intended use of the $52 million in net proceeds from the Sale/Leaseback but state in the Letter to Shareholders that they hope the plan is to focus on reinvestment into existing leased assets for improving future earning potential.

In addition, the Reporting Persons in the Letter to Shareholders state that the Issuer’s current corporate governance is the single greatest barrier preventing the Issuer from achieving sustainable shareholder value.  In the Letter to Shareholders, the Reporting Persons demonstrate the overlapping relationships of the Issuer’s independent directors, noting their service on other RMR-affiliated company boards and service on other boards with members of SNH’s board of directors.  The Reporting Persons believe that the Issuer should create a diversified Board that is truly independent of both SNH and RMR to incubate a leadership environment conducive to strategic change.

The forgoing description of the Letter to Shareholders does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter to Shareholders, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities.  Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, in privately negotiated transactions, in transactions directly with the Issuer or otherwise.  Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision.

The Reporting Persons beneficially own, or may be deemed to beneficially own, the Common Stock of the Issuer for investment purposes, and other than as described herein or elsewhere in the Schedule 13D, as amended, do not have any present intent to influence or control the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management of the Issuer and the Board, engaging in discussions with other shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer or changing their intention with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth herein or elsewhere in the Schedule 13D, as amended, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

William F. Thomas directly holds and has beneficial ownership of 320,511 shares of Common Stock of the Issuer.  By virtue of his role as an advisor to certain donor advised charitable funds, Mr. W.F. Thomas may be deemed to beneficially own 20,000 shares of Common Stock of the Issuer.  Mr. W.F. Thomas disclaims such beneficial ownership.  By virtue of his role as an advisor to an individual retirement fund of a family member, Mr. W.F. Thomas may be deemed to beneficially own an additional 2,150 shares of Common Stock of the Issuer.  Mr. W.F. Thomas disclaims such beneficial ownership.

Robert D. Thomas does not directly hold any shares of Common Stock of the Issuer.  By virtue of his position as an advisor to certain family investment funds, Mr. R.D. Thomas may be deemed to have beneficial ownership of 39,800 shares of Common Stock of the Issuer.  By virtue of his position as trustee of a family trust account, Mr. R.D. Thomas may be deemed to have beneficial ownership of 18,500 shares of Common Stock of the Issuer.  Mr. R.D. Thomas disclaims such beneficial ownership of shares of Common Stock of the Issuer owned by such family investment funds and family trust account.  By virtue of his role as an advisor to certain donor advised charitable funds, Mr. R.D. Thomas may be deemed to beneficially own 186,684 shares of Common Stock of the Issuer.  Mr. R.D. Thomas disclaims such beneficial ownership.

Gemini Properties, an Oklahoma general partnership, holds and beneficially owns 1,915,164 shares of Common Stock of the Issuer.  Mr. W.F. Thomas and Mr. R.D. Thomas, as general partners of Gemini Properties, may each be deemed to beneficially own such shares of Common Stock of the Issuer.

By virtue of their respective roles as co-advisors to a donor advised charitable investment fund, Mr. W.F. Thomas and Mr. R.D. Thomas may be deemed to beneficially own 861,928 shares of Common Stock of the Issuer.  Mr. W.F. Thomas and Mr. R.D. Thomas each disclaims such beneficial ownership.

NOTE: All statements made in this Schedule 13D with respect to beneficial ownership, including, without limitation, all disclaimers of beneficial ownership, are made with respect to beneficial ownership as that term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and such statements are made solely for the purpose of reporting under Section 13(d) of the Exchange Act. All disclaimers of beneficial ownership are made pursuant to Rule 13d-4 promulgated under the Exchange Act and are made solely for the purpose of expressly declaring that the filing of this Schedule 13D and the statements contained herein shall not be construed as an admission that either Mr. W.F. Thomas or Mr. R.D. Thomas is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, a beneficial owner of such shares of Common Stock of the Issuer.

Neither Mr. W.F. Thomas nor Mr. R.D. Thomas directly holds more than 1% of the outstanding Common Stock of the Issuer.  Gemini Properties directly holds 3.9% of the outstanding Common Stock of the Issuer and may be deemed to have beneficial ownership of such shares of Common Stock. By reason of the relationships described in this Item 5(a), and without regard to the relevant disclaimers, it may be possible that Mr. W.F. Thomas may be deemed to beneficially own approximately 6.3% of the Common Stock of the Issuer and Mr. R.D. Thomas may be deemed to beneficially own approximately 6.1% of the Common Stock of the Issuer.

The percentages of beneficial ownership reported in this Schedule 13D were calculated based on 49,472,011 shares of Common Stock of the Issuer outstanding as of May 3, 2016, as reported in the Issuer’s Form 10-Q filed with Securities and Exchange Commission on May 4, 2016.

(b) Number of shares as to which the person has:

                      (i) Sole power to vote or to direct the vote:

                      Willliam F. Thomas, 320,511
                      Robert D. Thomas, 0
                      Gemini Properties, 0

                      (ii)  Shared power to vote or to direct the vote:

                     William F. Thomas, 2,799,242
                      Robert D. Thomas, 3,022,076
                      Gemini Properties, 1,915,164

                      (iii)  Sole power to dispose or to direct the disposition of:

                      William F. Thomas, 320,511
                      Robert D. Thomas, 0
                      Gemini Properties, 0

                      (iv) Shared power to dispose or to direct the disposition of:

                      William F. Thomas, 2,799,242
                      Robert D. Thomas, 3,022,076
                      Gemini Properties, 1,915,164

(c) There have been no transactions with respect to shares of Common Stock during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) Not applicable

(e) Not applicable

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1            Letter to Shareholders of Five Star Quality Care, Inc.

 CUSIP No. 33832D106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

July 25, 2016

WILLIAM F. THOMAS

/s/ William F. Thomas
(Signature)

ROBERT D. THOMAS

/s/ Robert D. Thomas
(Signature)

GEMINI PROPERTIES

/s/ William F. Thomas
(Signature)

William F. Thomas, Partner
(Name/Title)

/s/ Robert D. Thomas
(Signature)

Robert D. Thomas, Partner
(Name/Title)